Lescarden Inc.
420 Lexington Avenue, Suite 212
New York, NY 10170

January 30, 2009

Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lescarden Incorporated response to January 5, 2009 letter from Angela Crane

Dear Ms. Crane,

Pursuant to your request, I acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Report of Independent Public Accounting Firm, page F-3 Form 10K dated May 31, 2008

1.	The prior year audit report inadvertently omitted reference to the balance sheet as of May 31, 2007. We will file an amended 10K reflecting such reference upon receipt from our auditors.

Note 1.  Operations and significant accounting policies, page F-8 Form 10K

2.
License fee revenue equals the current period amortization of the deferred license fees on the balance sheet.  As shown on the statement of cash flows, the change in the deferred license fee liability equals the license fee income for each respective period.  The significant decrease in deferred license fee revenue for the year ended May 31, 2008 is attributable to the termination of our license agreement with Valeant Pharmaceuticals on January 19, 2007 discussed in Part 1, Item 1 under Distribution, Europe of the 2007 and 2008 10K.  We will revise the 10K for the year ended May 31, 2008 to explain the components of license fee revenue and quantify the effect of the Valeant termination on 2007 license fee income.

Note 5.  Commitments and contingencies, page F-10 Form 10K

3.
As disclosed in our 10Q for the period ended November 30, 2008, “With regard to existing license agreements, license fees are amortized on a straight line basis over the term of the license. The Company is obligated to deliver products to licensees during the terms of the respective license agreements.”

Exhibit 31, Form 10K

4.	We will file an amended 10K for the period ended May 31, 2008 that refers to Item 601(b)(31) of Regulation S-B and have included such reference on the 10Q for the period ended November 30, 2008.

Management’s discussion and analysis, page 6 Form 10Q dated August 31, 2008

5.
As disclosed in the 10Q for the period ended November 30, 2008, “The Company is in the final stages of testing the reformulated Caty-S which experienced quality control exceptions due to product separation.”  We expect approval before the end of the third quarter, however, it is difficult to quantify the extent to which our Korean licensee will return to historical sales volume given current economic conditions.

Exhibit 31, Form 10Q dated August 31, 2008

6.	We will file an abbreviated amendment to the 10Q for the period ended August 31, 2008 to include paragraphs 5a and 5b as required by Item 610(b)(31)(i) of Regulation S-K.

7.	We have removed the title of the certifying individual from the beginning of the certification in the 10Q for the period ended November 30, 2008 and future filings.

We have forwarded the above SEC comments to our independent accounting firm and upon receipt of the revised audit opinion expect to file the above referenced amendments to our 10K for the period ended May 31, 2008 and 10Q for the period ended August 31, 2008 by February 15, 2009.  Please feel free to contact our accountant, William Ovca, at 312-285-4349 with any questions you may have.

Very truly yours,

William E. Luther
Chief Executive and Chief Financial Officer
Lescarden Incorporated